

NEWS RELEASE

:V:KLS

SUPPL

FOR IMMEDIATE RELEASE



UNION PROVIDES HEADS UP TO RAIL INDUSTRY

THURSDAY, MARCH 10, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) is pleased to report that it is continuing its concerted efforts leading to the start of manufacturing of its JS75 SRV pressure relief valves by McKenzie Valve & Machining.

The Company has recently been advised by McKenzie Valve that the required sample castings from China should arrive at its Plant in Tennessee about March 21, 2005. With the sample castings, specifications can be confirmed and the actual production castings can be manufactured. McKenzie Valve can then further the necessary retooling to accommodate manufacturing of Kelso's JS75 SRVs. Retooling is expected to take until late June to complete, at which time production can begin.

Kelso is also working diligently in its efforts to complete the necessary financing to deploy its marketing and sales plans. As part of its financing strategy, Kelso announced on March 2nd that it is doing a Private Placement of up to $500,000. Kelso is today very pleased to say that, within the first week of the announcement, it has received commitments of nearly one half of its goal of $500,000. Kelso is very encouraged since it proves that the public is beginning to realize the significance of the Agreement between Union Tank Car and Kelso and what it will mean to Kelso shareholders over the coming months and years. Kelso is pleased that potential investors are calling on a daily basis to participate in this current private placement.

Kelso Management was extremely pleased recently when it received copies of the monthly UTLX Calendar created by Union Tank Car Company. A different Calendar is mailed each month to a broad list of nearly 2,000 recipients which include Union Tank Car customers and people in the rail and rail shipping industries. The message of the March Calendar was developed exclusively by Union.

Following is the text of that Calendar:

> *Early in the last Century, when U.T.L. reporting marks were stenciled on almost every tank car in North America, Union Tank Car Company pioneered forge-welded steel tank cars. That great idea quickly won acceptance in the marketplace and eventually made our entire fleet of riveted tank cars obsolete. The same thing happened again after World War II, when UTLX engineers introduced the "modern" tank car. Once we had proved to the AAR that fusion*

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welding was the best way to build tanks, and that expansion domes, running boards, and under frames were unneeded, our forge-welded fleet was almost instantly outdated.

"In the near term, innovation can be an expensive proposition," said Jim Doty, Vice President of Marketing. "But that reality has not stopped UTLX from continually striving to improve our product. We take a long term perspective and are always working on that next revolutionary idea that will make railroad tank cars even safer. That's why it was exciting to enter into an agreement with Kelso Technologies and McKenzie Valve & Machining to manufacture and market the JS SRV low pressure relief valve. We think that this design is the 'better mousetrap' that will prove to be the next big tank car improvement."

"The patented, externally sprung valve not only looks different, it is lighter and easier to maintain than traditional helical compression spring valves," said Rich Sobilo, Chief Product Engineer for UTLX. "And, importantly, the springs and stem are outside of the product space, which makes this valve a good choice for UTLX customers who ship products that require protective interior tank car coatings."

Richard Sumpter, Plant Manager for UTLX affiliate, McKenzie Valve continued, "The simplicity of the valve provides other advantages over traditional safety valves. For example, it is easy to assemble and adjust even when it is mounted on a car. This is the design concept of the future, and we are currently working with Kelso to develop valves with other pressure settings and discharge rates. When this product line is complete, it may very well be the new industry standard."

"*The message contained in the March Calendar was developed by Union Tank Car as a means to communicate its new relationship with Kelso, to its customer base. It highlights the key reasons why Union Tank Car and McKenzie Valve entered into the agreement with Kelso and how they see the revolutionary JS SRV . . . as a truly innovative technology for the rail industry and a major step forward in safety*," stated Stephen L. Grossman, President and CEO of Kelso.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

UNION PROVIDES HEADS UP TO RAIL INDUSTRY

THURSDAY, MARCH 10, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) is pleased to report that it is continuing its concerted efforts leading to the start of manufacturing of its JS75 SRV pressure relief valves by McKenzie Valve & Machining.

The Company has recently been advised by McKenzie Valve that the required sample castings from China should arrive at its Plant in Tennessee about March 21, 2005. With the sample castings, specifications can be confirmed and the actual production castings can be manufactured. McKenzie Valve can then further the necessary retooling to accommodate manufacturing of Kelso's JS75 SRVs. Retooling is expected to take until late June to complete, at which time production can begin.

Kelso is also working diligently in its efforts to complete the necessary financing to deploy its marketing and sales plans. As part of its financing strategy, Kelso announced on March 2nd that it is doing a Private Placement of up to $500,000. Kelso is today very pleased to say that, within the first week of the announcement, it has received commitments of nearly one half of its goal of $500,000. Kelso is very encouraged since it proves that the public is beginning to realize the significance of the Agreement between Union Tank Car and Kelso and what it will mean to Kelso shareholders over the coming months and years. Kelso is pleased that potential investors are calling on a daily basis to participate in this current private placement.

Kelso Management was extremely pleased recently when it received copies of the monthly UTLX Calendar created by Union Tank Car Company. A different Calendar is mailed each month to a broad list of nearly 2,000 recipients which include Union Tank Car customers and people in the rail and rail shipping industries. The message of the March Calendar was developed exclusively by Union.

Following is the text of that Calendar:

> *Early in the last Century, when U.T.L. reporting marks were stenciled on almost every tank car in North America, Union Tank Car Company pioneered forge-welded steel tank cars. That great idea quickly won acceptance in the marketplace and eventually made our entire fleet of riveted tank cars obsolete. The same thing happened again after World War II, when UTLX engineers introduced the "modern" tank car. Once we had proved to the AAR that fusion*